UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)
BLACKROCK MUNICIPAL INCOME FUND, INC.
(Name of Issuer)
VARIABLE RATE DEMAND PREFERRED SHARES
(Title of Class of Securities)
09262J201
(CUSIP Number)
Bank of America Corporation Bank of America Corporate Center 100 N. Tryon Street Charlotte, North Carolina 28255
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 26, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 09262J201
1	NAMES OF REPORTING PERSONS
Bank of America Corporation 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 09262J201
1	NAMES OF REPORTING PERSONS
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

This Amendment No. 4 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated April 7, 2022 and filed with the SEC on April 8, 2022, (as amended to the date hereof, the “Original Schedule 13D”), for Bank of America Corporation (“BAC”) and Banc of America Preferred Funding Corporation (“BAPFC”) (collectively, the “Reporting Persons”) with respect to the variable rate demand preferred shares (“VRDP Shares”) of Blackrock Municipal Income Fund, Inc. (the “Issuer”).

This Amendment is being filed to disclose previously unreported trades.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

Item 5.	Interest in Securities of the Issuer

The Reporting Persons have effected the transactions in securities of the Issuer identified in Schedule III.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of December 13, 2024, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2024.
BANK OF AMERICA CORPORATION

By:	/s/ Andres Ortiz
Name: Andres Ortiz
Title: Authorized Signatory

BANC OF AMERICA PREFERRED FUNDING CORPORATION

By:	/s/ Andres Ortiz
Name: Andres Ortiz
Title: Authorized Signatory

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF
REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation.  The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Bank of America Corporation	Principal Occupation
Brian T. Moynihan	Chairman of the Board, Chief Executive Officer and Director	Chairman of the Board and Chief Executive Officer of Bank of America Corporation
Paul M. Donofrio	Vice Chair	Vice Chair of Bank of America Corporation
Thong M. Nguyen	Vice Chair, Head of Global Strategy & Enterprise Platforms	Vice Chair, Head of Global Strategy & Enterprise Platforms of Bank of America Corporation
Bruce R. Thompson	Vice Chair, Head of Enterprise Credit	Vice Chair, Head of Enterprise Credit of Bank of America Corporation
Dean C. Athanasia	President, Regional Banking	President, Regional Banking of Bank of America Corporation
James P. DeMare	President, Global Markets	President, Global Markets of Bank of America Corporation
Kathleen A. Knox	President, The Private Bank	President, The Private Bank of Bank of America Corporation
Matthew M. Koder	President, Global Corporate and Investment Banking	President, Global Corporate and Investment Banking of Bank of America Corporation
Bernard A. Mensah	President, International; CEO, Merrill Lynch International	President, International of Bank of America Corporation and CEO, Merrill Lynch International
Lindsay DeNardo Hans	President, Co-Head Merrill Wealth Management	President, Co-Head Merrill Wealth Management of Bank of America Corporation
Eric Schimpf	President, Co-Head Merrill Wealth Management	President, Co-Head Merrill Wealth Management of Bank of America Corporation
Aditya Bhasin	Chief Technology and Information Officer	Chief Technology and Information Officer of Bank of America Corporation
D. Steve Boland	Chief Administrative Officer	Chief Administrative Officer of Bank of America Corporation
Alastair Borthwick	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation
Sheri Bronstein	Chief Human Resources Officer	Chief Human Resources Officer of Bank of America Corporation
Geoffrey Greener	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation
Thomas M. Scrivener	Chief Operations Executive	Chief Operations Executive of Bank of America Corporation
Lauren A. Mogensen	Global General Counsel	Global General Counsel of Bank of America Corporation
Lionel L. Nowell, III	Lead Independent Director	Lead Independent Director, Bank of America Corporation; Former Senior Vice President and Treasurer, PepsiCo, Inc.
Sharon L. Allen	Director	Former Chairman, Deloitte LLP
Jose E. Almeida	Director	Chairman, President and Chief Executive Officer of Baxter International Inc.
Pierre J.P. de Weck[1]	Director	Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG
Arnold W. Donald	Director	Former President and Chief Executive Officer, Carnival Corporation & Carnival plc
Linda P. Hudson	Director	Former Executive Officer, The Cardea Group, LLC and Former President and Chief Executive Officer of BAE Systems, Inc.
Monica C. Lozano	Director	Lead Independent Director, Target Corporation; Former Chief Executive Officer, Former College Futures Foundation and Former Chairman, US Hispanic Media Inc.
Denise L. Ramos	Director	Former Chief Executive Officer and President of ITT Inc.
Clayton S. Rose	Director	Baker Foundation Professor of Management Practice at Harvard Business School
Michael D. White	Director	Former Chairman, President, and Chief Executive Officer of DIRECTV
Thomas D. Woods[2]	Director	Former Vice Chairman and Senior Executive Vice President of Canadian Imperial Bank of Commerce; Former Chairman, Hydro One Limited
Maria T. Zuber	Director	Vice President for Research and E.A., Griswold Professor of Geophysics, MIT

1 Mr. de Weck is a citizen of Switzerland.
2 Mr. Woods is a citizen of Canada.

The following sets forth the name and present principal occupation of each executive officer and director of Banc of America Preferred Funding Corporation.  The business address of each of the executive officers and directors of Banc of America Preferred Funding Corporation is 214 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Banc of America Preferred Funding Corporation	Principal Occupation
John J. Lawlor	Director and President	Managing Director, Municipal Markets and Public Sector Banking Executive of BofA Securities, Inc. and Bank of America, National Association
James Duffy	Managing Director	Director; MBAM BFO, The CFO Group of Bank of America, National Association
Michael I. Jentis	Managing Director	Managing Director, Head of Sales – Public Finance of BofA Securities, Inc. and Bank of America, National Association
Mona Payton	Managing Director	Managing Director, Municipal Markets Executive for Short-Term Trading of BofA Securities, Inc. and Bank of America, National Association
Edward J. Sisk	Director and Managing Director	Managing Director, Public Finance Executive of BofA Securities, Inc. and Bank of America, National Association
John B. Sprung	Director	Corporate Director
David A. Stephens	Director and Managing Director	Managing Director, Executive for Public Finance and Public Sector Credit Products of BofA Securities, Inc. and Bank of America, National Association

Schedule II

SCHEDULE OF LITIGATION

Bank of America Corporation and certain of its affiliates, including BofA Securities, Inc. (“BofA Securities,” successor in interest to Merrill Lynch, Pierce, Fenner & Smith Incorporated) and Bank of America, N.A., have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in the BofA Securities Form BD as filed with the SEC, which descriptions are hereby incorporated by reference.

Schedule III

The following tables set forth all unreported transactions with respect to common stock and derivative securities effected by or on behalf of the Reporting Persons.  All of their transactions were effectuated for cash.

SCHEDULE III OF SCHEDULE 13D/A
BLACKROCK MUNICIPAL INCOME FUND, INC. (MUI)

COMMON STOCK

TRADE DATE	BUY/SELL	QUANTITY	PRICE	EXECUTION
04/26/2022	B	400	$12.17	OTC
04/26/2022	B	100	$12.17	OTC
04/26/2022	B	75	$12.18	OTC
04/26/2022	S	75	$12.18	BATS X
04/26/2022	S	100	$12.17	NYSE
04/26/2022	S	400	$12.17	NYSE
04/28/2022	B	270	$12.3106	OTC
04/29/2022	S	270	$12.2793	OTC
06/16/2022	S	1,239	$11.4734	OTC
06/17/2022	B	808	$11.51	OTC
06/17/2022	B	431	$11.51	OTC
07/08/2022	B	4,075	$12.2012	OTC
07/11/2022	S	300	$12.32	OTC
07/11/2022	S	100	$12.32	OTC
07/11/2022	S	348	$12.32	OTC
07/11/2022	S	100	$12.32	OTC
07/11/2022	S	100	$12.32	OTC
07/11/2022	S	100	$12.32	OTC
07/11/2022	S	100	$12.32	OTC
07/11/2022	S	100	$12.3	OTC
07/11/2022	S	100	$12.3	OTC
07/11/2022	S	100	$12.3	OTC
07/11/2022	S	99	$12.31	OTC
07/11/2022	S	100	$12.29	OTC
07/11/2022	S	100	$12.3	OTC
07/11/2022	S	100	$12.29	OTC
07/11/2022	S	100	$12.29	OTC
07/11/2022	S	100	$12.29	OTC
07/11/2022	S	100	$12.29	OTC
07/11/2022	S	100	$12.29	OTC
07/11/2022	S	100	$12.29	OTC
07/11/2022	S	100	$12.29	OTC
07/11/2022	S	100	$12.29	OTC
07/11/2022	S	100	$12.29	OTC
07/11/2022	S	100	$12.29	OTC
07/11/2022	S	100	$12.29	OTC
07/11/2022	S	100	$12.29	OTC
07/11/2022	S	100	$12.28	OTC
07/11/2022	S	100	$12.28	OTC
07/11/2022	S	100	$12.27	OTC
07/11/2022	S	100	$12.28	OTC
07/11/2022	S	100	$12.27	OTC
07/11/2022	S	328	$12.27	OTC
07/11/2022	S	100	$12.28	OTC
07/11/2022	S	200	$12.27	OTC
08/29/2022	B	700	$12.0965	OTC
08/29/2022	S	100	$11.9701	OTC
08/29/2022	S	100	$11.98	OTC
08/29/2022	S	200	$11.9701	OTC
08/29/2022	S	100	$11.98	OTC
08/29/2022	S	200	$11.9701	OTC
09/13/2022	B	100	$11.66	OTC
09/13/2022	B	25	$11.66	OTC
09/13/2022	B	100	$11.66	OTC
09/13/2022	B	20	$11.66	OTC
09/13/2022	B	100	$11.66	OTC
09/13/2022	B	49	$11.66	OTC
09/13/2022	B	44	$11.66	OTC
09/13/2022	B	100	$11.66	OTC
09/13/2022	B	1,400	$11.66	OTC
09/13/2022	B	97	$11.66	OTC
09/13/2022	B	38	$11.66	OTC
09/13/2022	B	100	$11.66	OTC
09/13/2022	B	100	$11.66	OTC
09/13/2022	B	800	$11.66	OTC
09/13/2022	B	100	$11.66	OTC
09/13/2022	B	100	$11.66	OTC
09/13/2022	B	100	$11.66	OTC
09/13/2022	B	300	$11.66	OTC
09/13/2022	B	827	$11.65	OTC
09/13/2022	S	827	$11.65	OTC
09/13/2022	S	100	$11.66	OTC
09/13/2022	S	20	$11.66	OTC
09/13/2022	S	100	$11.66	OTC
09/13/2022	S	100	$11.66	OTC
09/13/2022	S	100	$11.66	OTC
09/13/2022	S	97	$11.66	OTC
09/13/2022	S	38	$11.66	OTC
09/13/2022	S	100	$11.66	OTC
09/13/2022	S	44	$11.66	OTC
09/13/2022	S	300	$11.66	OTC
09/13/2022	S	100	$11.66	OTC
09/13/2022	S	100	$11.66	OTC
09/13/2022	S	800	$11.66	OTC
09/13/2022	S	100	$11.66	OTC
09/13/2022	S	49	$11.66	OTC
09/13/2022	S	25	$11.66	OTC
09/13/2022	S	100	$11.66	OTC
09/13/2022	S	1,400	$11.66	OTC
10/20/2022	B	36	$10.7822	OTC
10/24/2022	S	36	$10.5642	OTC
10/28/2022	B	600	$10.4	OTC
10/31/2022	S	500	$10.37	OTC
10/31/2022	S	100	$10.374	OTC
12/20/2022	B	1,500	$11.245	OTC
01/04/2023	S	1,500	$11.495	OTC
01/12/2023	B	100	$11.65	OTC
01/12/2023	B	100	$11.65	OTC
01/12/2023	B	38	$11.65	OTC
01/12/2023	B	600	$11.65	OTC
01/12/2023	B	100	$11.66	OTC
01/12/2023	S	600	$11.65	OTC INTERNAL
01/12/2023	S	100	$11.65	NYSE
01/12/2023	S	100	$11.66	NYSE
01/12/2023	S	100	$11.65	NYSE
01/12/2023	S	38	$11.65	NYSE
01/17/2023	B	3,366	$11.7973	OTC
01/18/2023	S	3,357	$11.8873	OTC
01/19/2023	S	9	$11.8294	OTC
03/28/2023	B	200	$11.43	OTC
03/28/2023	S	200	$11.43	OTC INTERNAL
05/12/2023	S	10	$11.5008	OTC
05/15/2023	B	10	$11.4783	OTC
05/17/2023	B	4,500	$11.445	OTC
05/17/2023	S	200	$11.44	OTC
05/17/2023	S	200	$11.44	OTC
05/17/2023	S	200	$11.44	OTC
05/17/2023	S	200	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	200	$11.44	OTC
05/17/2023	S	200	$11.44	OTC
05/17/2023	S	200	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	200	$11.44	OTC
05/17/2023	S	92	$11.44	OTC
05/17/2023	S	8	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	92	$11.44	OTC
05/17/2023	S	8	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	57	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	43	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	100	$11.43	OTC
05/17/2023	S	100	$11.42	OTC
05/17/2023	S	100	$11.42	OTC
05/17/2023	S	100	$11.43	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	95	$11.44	OTC
05/17/2023	S	5	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
05/17/2023	S	100	$11.44	OTC
06/05/2023	B	291	$11.26	OTC
06/05/2023	S	72	$11.27	MEMX
06/05/2023	S	26	$11.275	OTC
06/05/2023	S	47	$11.275	OTC
06/05/2023	S	73	$11.285	NASDAQ
06/05/2023	S	30	$11.295	NASDAQ
06/05/2023	S	43	$11.295	NASDAQ
06/07/2023	B	100	$11.32	OTC
06/07/2023	B	100	$11.325	OTC
06/07/2023	B	500	$11.32	OTC
06/07/2023	B	100	$11.32	OTC
06/07/2023	B	200	$11.32	OTC
06/07/2023	S	500	$11.32	NYSE
06/07/2023	S	200	$11.32	NYSE
06/07/2023	S	100	$11.32	NYSE
06/07/2023	S	100	$11.325	NYSE
06/07/2023	S	100	$11.32	NYSE
06/28/2023	B	100	$11.5	OTC
06/28/2023	B	100	$11.505	OTC
06/28/2023	S	100	$11.505	NYSE
06/28/2023	S	100	$11.5	NYSE
11/07/2023	B	4,175	$10.4166	OTC
11/08/2023	S	4,175	$10.4828	OTC

SCHEDULE III OF SCHEDULE 13D/A
BLACKROCK MUNICIPAL INCOME FUND, INC. (MUI)

DERIVATIVE SECURITIES

		SWAPS
TRADE DATE	BUY/SELL	QUANTITY	PRICE	EXECUTION
10/20/2022	S	(1)	(1)	OTC
10/24/2022	B	(2)	(2)	OTC
01/17/2023	S	(3)	(3)	OTC
01/18/2023	B	(4)	(4)	OTC
01/18/2023	S	(4)	(4)	OTC
01/19/2023	B	(5)	(5)	OTC

1. The Reporting Persons entered an equity swap agreement under which, upon the termination of the agreement on November 30, 2023, the counterparty will pay to the Reporting Persons any decrease in the price of the Common Stock below $10.7825 per share and the Reporting Persons will pay to the counterparty any increase in the price of the Common Stock above $10.7825 per share, in each case, based on a notional amount of 36 shares of Common Stock.

2. On October 24, 2022, the Reporting Persons terminated the equity swap agreement.

3. The Reporting Persons entered an equity swap agreement under which, upon the termination of the agreement on February 29, 2024, the counterparty will pay to the Reporting Persons any decrease in the price of the Common Stock below $11.7976 per share and the Reporting Persons will pay to the counterparty any increase in the price of the Common Stock above $11.7976 per share, in each case, based on a notional amount of 3,366 shares of Common Stock.

4. On January 18, 2023, the Reporting Persons amended the equity swap agreement to reduce the notional number of shares of Common Stock to 9 and to change the reference price used to determine when payments are made to $11.887. Without admitting these changes resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.

5. On January 19, 2023, the Reporting Persons terminated the equity swap agreement.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).